United States securities and exchange commission logo





                           July 5, 2023

       Chris Ehrlich
       Chief Executive Officer
       Phoenix Biotech Acquisition Corp.
       2201 Broadway, Suite 705
       Oakland, CA 94612

                                                        Re: Phoenix Biotech
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed June 7, 2023
                                                            File No. 333-272467

       Dear Chris Ehrlich:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please revise your cover page, Q&A, and Summary, as necessary, to include the following information:
                                                            on December 16,
2022, in connection with PBAX's First Extension proxy, holders of
                                                            16,211,702 shares
of your Class A common stock exercised their right to redeem their shares
resulting in a payment of $167,693,708 from the trust account;
                                                            any additional
redemptions resulting from the Second Extension proxy; and
                                                            a quantification of
the total amount of funds available in the trust account as of the latest practicable
date.
   2. Please clearly and prominently disclose on the cover page, in the Q&A and in the
                                                        Summary that (1) your
Sponsor controls, and your CEO beneficially owns, a majority of
 Chris Ehrlich
Phoenix Biotech Acquisition Corp.
July 5, 2023
Page 2
         your outstanding shares of common stock; (2) your CEO is the manager of your Sponsor;
         (3) your Sponsor has agreed to vote in favor of the Business Combination Proposal and all other Proposals; and (4) as a result, the Business Combination Proposal and all other
         Proposals will be approved regardless of how the Class A stockholders vote. Please also revise to discuss the possibility that the Combined Company will be a "controlled company" under Nasdaq rules and, as a result, may elect not to comply with certain corporate governance requirements.
3.       You disclose that PBAX   s "public stockholders" are expected to hold
between 18.7% and
         8.1% of the Combined Company's common stock under "no redemptions" and "maximum redemptions" scenarios. Please revise your disclosure to separately include the ownership percentages of the Sponsor, CERo stockholders, and any other significant stockholders of the Combined Company. In your revisions, please ensure that the ownership percentages of the Sponsor and your other stockholders are presented separately.
4. Please revise the cover page and Q&A, where appropriate, to discuss the deficiency notice received from Nasdaq that is described on page F-40. In your revisions, please discuss whether this notice would impact the ability of the Combined Company to list on Nasdaq and disclose whether the current intentions of the parties are to waive the Nasdaq listing condition if the stock of the Combined Company is not approved for listing.
Market and Industry Data, page ii

5. We note your statement that you have not independently verified the market and industry data contained in the proxy statement/prospectus and that your own internal research has not been verified by any independent source. These statements may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete these statements or specifically state that you are liable for such information.
Frequently Used Terms, page v

6. Please revise your definition of the term "Business Combination Consideration" to quantify the amount and/or value of the consideration, including the Earn-out Shares.
Questions and Answers About the Proposals, page vi

7.      Please revise this section as well as the section titled "Summary of the Proxy
        Statement/Prospectus," where appropriate, to include a discussion of the Combined
        Company's liquidity position following the Business Combination. In your revisions, please describe and quantify the payments required to be made by the Combined
        Company following the Business Combination, including transaction expenses, as well as
FirstName LastNameChris Ehrlich
        any other debt obligations of the Combined Company. In your discussion, please include
Comapany     NamePhoenix
        disclosure regardingBiotech  Acquisition
                              the Combined        Corp. liquidity position if
the Available Closing
                                              Company's
July 5, Cash
        2023 condition
              Page 2 is waived.
FirstName LastName
 Chris Ehrlich
FirstName   LastNameChris   Ehrlich
Phoenix Biotech   Acquisition Corp.
Comapany
July 5, 2023NamePhoenix Biotech Acquisition Corp.
July 5,3 2023 Page 3
Page
FirstName LastName
What will CERo stockholders and holders of CERo options receive in the Business Combination?, page vi

8. Please revise this Q&A to: (1) disclose the "certain trading milestone events" that trigger the release of the Earnout Shares and (2) explain what would constitute a "change of control."
Did the Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?, page viii

9. Please revise to explain why RNA Advisors did not evaluate or take into account the
         Earn-Out Consideration. To the extent PBAX instructed RNA Advisors to omit the Earn-
         Out Consideration from its analysis as indicated on Annex F-1, please revise to explain why PBAX gave this instruction. Please similarly revise, as necessary, the
         Summary section and the section entitled "Opinion of the Financial Advisor to the
         Board" on page 130 and file a consent from RNA Advisors as an exhibit. Refer to Rule
         436 and Securities Act Section 7.
Will New CERo obtain new financing in connection with the Business Combination and are there any arrangements. . ., page viii

10. Please revise this Q&A to: (1) clarify that there is currently no new financing currently in place in connection with the Business Combination that would satisfy the condition that there be $30 million in Available Closing Cash; (2) clarify that there is no guarantee that you will obtain this financing; and (3) explain what would happen to the Business
         Combination if new financing is not obtained. Please also reconcile the statement that the
         Business Combination Agreement permits the condition that there be least $5,000,001 of net tangible assets to be waived by PBAX or CERo with the statement on page xii that this condition cannot be waived. Ensure that statements about whether this condition is waivable are consistent throughout the filing.
What happens if a substantial number of stockholders vote in favor of the Business Combination
Proposal and exercise redemption rights?, page xi

11.      Please revise your presentation in this Q&A as follows:
             Prior to the presentation of the fully-diluted ownership table, please include an ownership table that shows ownership of the Combined Company based on the anticipated number of shares of outstanding New CERo common stock immediately following the Business Combination, at each of the redemption levels included in your sensitivity analysis;
             Revise your presentation to avoid commingling shares owned by your Sponsor,
             Cantor Fitzgerald or CCM and shares owned by your other stockholders. In that regard, we note that the "Public Shares" figure appears to include both shares owned by your Sponsor, Cantor Fitzgerald and CCM as well as shares owned by your other stockholders;
 Chris Ehrlich
Phoenix Biotech Acquisition Corp.
July 5, 2023
Page 4
                Revise your fully-diluted ownership table to include the Earnout Shares.
Do the Sponsor or any of PBAX's directors or officers have interests that may conflict with my interests with respect to the Business. . ., page xiii

12. Please highlight the risk that the Sponsor will benefit from the completion of a Business
         Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Similarly, highlight this risk on pages 8 and 139 in the related sections.
13. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the Sponsor and the Company   s officers
and directors. This
         could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the Business Combination.
         In this regard, we note your disclosure on page 129 that Brian Atwood, who has served as your Chairman since October 2021, previously served as a consultant to CERo.
14. Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a Business Combination. In this regard, we note the following payments, which are mentioned on pages 162, 173, and
         174, are not mentioned in this section:
             the Sponsor deposited $550,000 to the Trust Account and will have deposited an additional $150,000 after June 8, 2023 in connection with the extension of the
              Business Combination period;
             PBAX entered into a promissory note with the Sponsor for a loan up to $1,500,000 under which there was $650,000 of outstanding borrowings under the working capital loan arrangement as of March 31, 2023; and
             PBAX paid the spouse of its CEO a monthly consulting fee of $15,000.
         Additionally, please file this promissory note and any other written agreement connected to these events as exhibits to the registration statement or advise. Refer to Item
         601(b)(10)(ii) of Regulation S-K.
Summary of the Proxy Statement/Prospectus
CERo, page 2

15. Please revise your disclosure here and in the first paragraph on page 176 to clarify whether CERo has submitted an IND application to the FDA for its planned clinical trial and, if not, whether CERo needs to complete additional preclinical studies before
FirstName LastNameChris Ehrlich
        submitting an IND. To the extent CERo has not submitted an IND, please also briefly
Comapany     NamePhoenix
        revise               Biotech
               further to reflect yourAcquisition   Corp.
                                        disclosure on page 27 that CERo cannot
be sure that
        submission
July 5, 2023 Page 4  of an IND   will result in the FDA allowing clinical
trials to begin.
FirstName LastName
 Chris Ehrlich
FirstName   LastNameChris   Ehrlich
Phoenix Biotech   Acquisition Corp.
Comapany
July 5, 2023NamePhoenix Biotech Acquisition Corp.
July 5,5 2023 Page 5
Page
FirstName LastName
Pro Forma Ownership of New CERo Upon Closing, page 3

16.      Please disclose the Sponsor and its affiliates    total potential
ownership interest in the
         Combined Company, assuming exercise and conversion of all securities. We further note your disclosure (i) on the cover page indicating that PBAX's public stockholders are expected to hold 18.7% of the common stock of New CERo and (ii) on page 241 indicating that the Sponsor will own 45.6% of New CERo, in each case assuming no redemptions. Please reconcile your disclosure here and throughout the prospectus, including on page 120, where the public stockholders' and the Sponsor's ownership of
         New CERo is discussed. Alternatively, please advise.
Related Agreements
Investor Rights Agreement, page 6

17. Please disclose the number of shares subject to the Investor Rights Agreement and Lock-
         up Agreement. Please also revise to describe the terms of the lock-up arrangements.
Sources and Uses of Funds for the Business Combination, page 13

18. Please revise here and on page 142 to refrain from including the PIPE Investment Amount in this table until definitive documentation relating to the PIPE Investment is executed.
         Please also tell us whether the deferred underwriting commission is included in this table.
         To the extent it is not, please tell us why.
New CERo's proposed charter will provide that the Court of Chancery of the State of Delaware and the federal district courts. . ., page 74

19. Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim. Similarly revise the choice of forum disclosure on page 258.
Risks Related to PBAX, the Business Combination and Redemptions, page 79

20. Please highlight the material risks to Public Warrant holders, if any, arising from the differences between the Public Warrants and the Private Placement Warrants. Clarify
         whether recent common stock trading prices exceed the threshold that would allow the company to redeem Public Warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the Warrants become eligible for redemption. Please also quantify the value of the Warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Underwriting Fees as a Percentage of Initial Public Offering Proceeds Net of Redemptions, page
94

21. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for
 Chris Ehrlich
Phoenix Biotech Acquisition Corp.
July 5, 2023
Page 6
         shares at each redemption level presented in your sensitivity analysis related to dilution.
Background of the Business Combination, page 120

22. Please disclose what role, if any, your advisor Ryan Gilbert served in the Business
         Combination. Please also clarify what role Launchpad Capital served in the Business
         Combination in its role as manager of the Sponsor.
PBAX's Interaction with Intrinsic, page 125

23. Please disclose any material events between October 31, 2022 and December 6, 2022 that impacted the willingness or ability of the parties to consummate the Intrinsic Business
         Combination. Please also detail the "market conditions" that led to the Termination
         Agreement with Intrinsic and disclose whether PBAX paid any fees in connection with the Termination Agreement.
Engagement with CERo, page 128

24. We note that PBAX's initial draft LOI, sent to CERo on December 14, 2022, included a minimum cash condition and that the parties have agreed to pursue a PIPE investment in connection with the Business Combination. We further note, however, there is no discussion of what steps, if any, the parties have undertaken to pursue the PIPE investment and ensure satisfaction of the minimum cash condition. Please revise to describe events related to the PIPE investment or advise.
25. Please revise to disclose the qualitative and quantitative analyses conducted by PBAX's board of directors to determine that CERo's pre-money enterprise value of $50 million was reasonable. To the extent PBAX's board of directors did not conduct these analyses, please so state.
Opinion of the Financial Advisor to the Board, page 130

26. We note disclosure on page 131 that, in connection with RNA's review of the Merger and developing of its opinion, it reviewed certain information, "among other things." To the extent not already disclosed, please revise to include all material information used or relied on by RNA in rendering its fairness opinion. In this regard, you also state that, in
        arriving at its opinion, RNA "discussed CERo   s historical, current
and projected
        operations, financial condition and prospects with PBAX and CERo[.]" Please analyze whether these conversations included projections that are required to be disclosed pursuant to Item 1015(b)(6) of Regulation M-A and advise.
FirstName LastNameChris Ehrlich
27. Please disclose whether RNA included any deSPAC'd companies in its public company
Comapany     NamePhoenix
        market               Biotech
                value analysis and, ifAcquisition Corp.To the extent RNA did not include any so, which ones.
July 5, deSPAC'd
        2023 Page companies
                     6          in this analysis, please explain why.
FirstName LastName
 Chris Ehrlich
FirstName   LastNameChris   Ehrlich
Phoenix Biotech   Acquisition Corp.
Comapany
July 5, 2023NamePhoenix Biotech Acquisition Corp.
July 5,7 2023 Page 7
Page
FirstName LastName
Summary of Financial Analyses, page 133

28. To the extent there were other companies or transactions that met the selection criteria for any of your three specific valuation methodologies that were not included in the analysis, please disclose this information and explain why they were excluded. Licensing transactions, page 135

29. Please explain why RNA estimated the gross-up factor by assessing the deal terms from
         the Bristol Myers Squibb   Century Therapeutics licensing transaction
from January
         2022.
Miscellaneous, page 137

30. Please quantify any compensation previously paid to RNA Capital in connection to the abandoned Intrinsic Business Combination. Refer to Item 1015(b)(4) of Regulation M-A.
The Board's Reasons for Approval of the Business Combination, page 138

31. You disclose the PBAX board considered the opportunity to "rapidly" advance CER-
         T into human clinical trials. Please revise to remove any implication that New CERo will be successful in developing its product candidates in a rapid or accelerated manner as such statements are speculative. In this regard, we note your risk factor disclosure on page 26 that CER-T technology is "a relatively new approach to T cell gene therapy" and "may also not be shown to be effective in clinical studies that we may conduct, or may be associated with safety issues that may negatively affect the development of our product candidates." Moreover, to the extent that New CERo plans to use a material portion of the funds received from the Business Combination to develop any specific pipeline candidates, please disclose the amounts it expects to allocate to each candidate and specify how far in the clinical development for each of these product candidates it expects to reach.
32. We note your statement that CERo has been backed by a strong syndicate of investors including Arch, Milky Way and Lyell. Please revise your disclosure to
(i) quantify the
         size of each entity's investment in CERo, (ii) disclose whether these entities were approached to participate in the PIPE Investment and (iii) confirm whether or not each entity is anticipated to participate in the PIPE.
Anticipated Accounting Treatment of the Business Combination, page 144

33. You disclose that the transaction you refer to as a Business Combination will be accounted for as an asset acquisition, and state that CERo has concluded that PBAX is the
         acquiror based on the higher relative importance of PBAX   s equity
issuance in the
         Business Combination and the subsequent control of CERo   s operations
by PBAX
         management. Please provide us your analysis, explaining why CERo as opposed to
         PBAX made the determination. Explain to us in more detail why the transaction does not
 Chris Ehrlich
FirstName   LastNameChris   Ehrlich
Phoenix Biotech   Acquisition Corp.
Comapany
July 5, 2023NamePhoenix Biotech Acquisition Corp.
July 5,8 2023 Page 8
Page
FirstName LastName
         qualify as the acquisition of an asset by CERo, given that PBAX likely does not meet the definition of a business. In your response explain why, upon the closing of the Business
         Combination, PBAX will change its name to    CERo Therapeutics
Holdings, Inc., and
         confirm who the independent auditor will be going forward for the Combined Company.
Business of CERo and Information About CERo, page 176

34. We note your statement that you believe that your CER-T constructs will shorten development timelines and enhance commercial application. This statement appears to be premature given your current stage of development. You may state, if true, that you believe that your CER-T constructs can be developed more efficiently than current industry standards.
35. We note your statement here and on page 189 that your Phase 1 trial of CER-1236 is intended to offer "clinical proof" of safety. Please remove this statement. You may state that your Phase 1 clinical trial is intended the evaluate the safety of CER-1236, if true.
         Please also remove the statements on pages 176 and 189 that you "believe CER-1236 has the potential to be a best-in-class therapy for the targeted indications, if approved, differentiated by its safety, tolerability, efficacy and clinical benefit over current therapeutic alternatives" and that CER-1236 will be "differentiated by its safety, tolerability, efficacy and clinical benefit over current therapeutic alternatives." As CER-
         1236 is still in its pre-clinical stage, these statements appear to be speculative as safety and efficacy determinations are in the exclusive purview of the FDA or comparable foreign regulators.
Intellectual Property, page 191

36. Please disclose whether you have received patent protection for any of the technology related to the CER-1236. If so, identify the type of patent protection (e.g., composition of matter, use, or process) for any material patents, the expected expiration date, and the jurisdiction on an individual basis. In addition, please revise to disclose for each material patent and patent application the specific product candidate(s) or technologies to which such patents or patent applications relate and the type of patent protection. Please also clarify which U.S. patent applications were "allowed" and explain the significance of this determination, if any. Please also ensure that your risk factor disclosure concerning your ownership of these patents is consistent. In this regard, we note your statement on page 61 that you "have rights to certain intellectual property, under issued patents that we own, related to CER-1236 and certain other product candidates."
Unaudited pro forma condensed combined financial information, page 229

37. You state that your pro forma balance sheet on page 232 does not give consideration to any transaction accounting adjustments related to a proposed PIPE financing, and we note that a key closing condition for the completion of the Business Combination is the availability of proceeds from additional financing. You disclose that there are current
 Chris Ehrlich
FirstName   LastNameChris   Ehrlich
Phoenix Biotech   Acquisition Corp.
Comapany
July 5, 2023NamePhoenix Biotech Acquisition Corp.
July 5,9 2023 Page 9
Page
FirstName LastName
         uncertainties around the timing, amount, structure, and other variables with respect to the receipt of additional funds. We remind you that Rule 11-01(a)(8) of Regulation S-X notes that pro forma information should be provided when consummation of transactions have occurred or are probable. Please confirm that you have obtained the required financing, and adjust your pro forma balance sheet as appropriate. Alternatively, please tell us how you determined that new financing, and the Business Combination that is contingent on additional financing are considered probable.
38. Please revise to present a column for Historical CERo, a separate column for CERo's
         Transaction Accounting Adjustments, for example, the June 4, 2023 bridge financing, and a column for Pro Forma CERo, instead of combining CERo's Transaction Accounting
         Adjustments with those related to the Business Combination, or advise why your current presentation is considered appropriate.
Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 238

39. Please tell us, and revise as necessary, why the pro forma adjustments BB, CC, and DD are not reflected in the Unaudited Pro Forma Condensed Combined Detailed Adjusted
         Statement of Operations for the Three Months Ended March 31, 2023. Beneficial Ownership, page 240

40. Please identify in a footnote to the table all natural persons who have voting and/or investment power over the shares held by Saba Capital Management, L.P., and Shaolin
         Capital Management LLC.
41. We note that under your maximum redemption scenario, Chris Ehrlich would appear to be the majority shareholder of the Combined Company. Please explain what would happen to the 200,000 Earnout Shares of Class A Common Stock that are to be granted to CERo shareholders in the event of a change of control if Mr. Ehrlich and the Sponsor control a majority New CERo's voting stock immediately following the Business Combination and then cease to own a majority of New CERo's voting stock in the future. Moreover, please reconcile this scenario with your statement on page 14 that "[e]xisting investors in CERo will have the majority of the voting power of New CERo."
Management of New CERo, page 271

42. Please clarify whether Robert Sikorski, M.D., Ph.D. will serve as a director on the New
         CERo Board. As currently drafted, he is only listed as a consultant. Compensation of Directors and Executive Officers, page 275

43.      When available, please disclose the material terms of each named
executive officer   s
         employment agreement with the Combined Company and file any connected employment agreements as exhibits to the registration statement. Refer to Item 601(b)(10)(iii) of
         Regulation S-K. In this regard, you state this information is disclosed in a section entitled
 Chris Ehrlich
FirstName   LastNameChris   Ehrlich
Phoenix Biotech   Acquisition Corp.
Comapany
July 5, 2023NamePhoenix Biotech Acquisition Corp.
July 5,102023 Page 10
Page
FirstName LastName
            CERo Executive and Director Compensation     Employment, Severance,
and Change in
         Control Agreements" but we were unable to locate this section. With reference to your disclosure on page 129, please also disclose whether a compensation consultant has been engaged to review the proposed terms of Messrs. Atwood and Ehrlich. To the extent a consultant has not been engaged, please revise your disclosure on page 129 accordingly.
Financial Statements
CERo Therapeutics, Inc.
Notes to Financial Statements
Note 2 - Significant Accounting Policies
Convertible preferred stock , page F-49

44. Your statement that you have elected to present your convertible preferred stock as mezzanine equity does not appear to be appropriate, since mezzanine classification as opposed to permanent equity classification appears to be mandatory under ASC 480-10-
         S99-3A(2.) Please revise or advise. In addition, please disclose the method you will apply to record subsequent adjustments to the carrying value under ASC 480-10-S99-
         3A(15), if and when redemption becomes probable.
General

45. We note the consummation of the Business Combination is conditioned on there being at least $30 million in Available Closing Cash and your disclosure on page 230 that, as of
         June 2, 2023, a PIPE subscription agreement to meet this cash condition has not been executed. We also note that, as a result, you have decided to present your redemption scenarios with pro forma cash deficits. Revise your disclosure throughout your registration statement when referring to this Available Closing Cash condition to:
             clarify the extent to which the financing has been committed to by all parties
              involved, highlighting the extent to which such financing has not yet been obtained;
             disclose the parameters of CERo's ability to waive the condition, its most current
              intentions to implement such a waiver, and that the Combined Company may have insufficient capital to conduct and grow its business in the manner described in the proxy statement/prospectus if CERo were to waive the condition;
             discuss the requirement that the Combined Company have net tangible assets worth
              at least $5,000,001 immediately after the Closing;
             disclose, if true, that any cash deficit must be sufficiently augmented by additional
              funds for the Business Combination to become effective;
             add a Question and Answer to discuss the Available Closing Cash condition that
              clearly discloses whether this condition may be waived by a party;
             confirm that you will update all such disclosures in future amendments, including the
              pro forma ownership of the Combined Company, to your registration statement for any changes in the status of the financing and intention of involved parties to waive the financing.
 Chris Ehrlich
Phoenix Biotech Acquisition Corp.
July 5, 2023
Page 11
46. We note that Cantor was an underwriter for the initial public offering of the SPAC and that CCM was engaged as financial advisor in connection with the initial public offering of the SPAC, capital markets advisor in connection with the Business Combination and placement agent in connection with a potential PIPE transaction. We also note press reports that certain firms have ended their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from Cantor or CCM about ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to these firms for the
      SPAC   s initial public offering and other advisory services.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ibolya Ignat at 202-551-3636 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Alan Campbell at 202-551-4224 with any other questions.



                                                           Sincerely,
FirstName LastNameChris Ehrlich
                                                           Division of
Corporation Finance
Comapany NamePhoenix Biotech Acquisition Corp.
                                                           Office of Life
Sciences
July 5, 2023 Page 11
cc:       Jeffrey Letalien
FirstName LastName